UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	(Amendment No.   )*

	BRASS EAGLE INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	10553F 10
	(CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




















CUSIP N. 10553F 10 6

1.     NAME OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		Charter Oak Partners

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

		United States of America

Number of		5.	SOLE VOTING POWER	-	3,674,474
Shares Bene-
   ficially 		6.	SHARED VOTING POWER -	     0
Owned by
Each Report-		7.	SOLE DISPOSITIVE POWER -	3,674,474
ing Person
  With			8.	SHARED DISPOSITIVE POWER -       0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		3,674,474

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

		N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		50.1%

12.    TYPE OF REPORTING PERSON



Item 1(a).    	Name of Issuer:

		Brass Eagle Inc.

Item 1(b).    	Address of Issuer's Principal Executive Offices:

		1203A North Sixth Street
		Rogers, Arkansas  72756

Item 2(a).    	Name of Person Filing:

		Charter Oak Partners

Item 2(b).    	Address of Principal Business Office or, if none,
                    	Residence:

		10 Wright Street
             	Westport, Connecticut  06877

Item 2(c).    	Citizenship:

		United States of America

Item 2(d).    	Title of Class of Securities:

		Common Stock, $.01 par value

Item 2(e).    	CUSIP Number:

		10553F 10 6

Item 3(a-h).  	If this statement is filed pursuant to Rule 13d-1(b),
              	or 13d-2(b), check whether the person filing is a:

		N/A

Item 4(a).    	Amount Beneficially Owned:

		3,674,474

Item 4(b).    	Percent of Class:

		50.1%

Item 4(c).    	Number of shares as to which such person has:

              (i)   	sole power to vote or to direct the vote:

                        3,674,474

              (ii)  	shared power to vote or to direct the vote:

		0

              (iii)	sole power to dispose or to direct the
		disposition of:

		3,674,474

              (iv)	shared power to dispose or to direct the
		disposition of:

		0

Item 5.      	Ownership of Five Percent or Less of a Class:

		N/A

Item 6.       	Ownership of More than Five Percent on Behalf of
		Another Person:

             	N/A

Item 7.	Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the Parent
Holding
		Company:

             	N/A

Item 8.       	Identification and Classification of Members of the
		Group:

	             N/A

Item 9.  	Notice of Dissolution of Group:

              	N/A

Item 10.      	Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:
                                             CHARTER OAK PARTNERS
                                             By:Jerry Fine

                                             /s/
                                             ______________________













[Date]



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

     Re:  Schedule 13G Reporting Charter Oak Partners
          	 Holdings of Brass Eagle Inc. Common Stock

Ladies and Gentlemen:

     Accompanying this letter for filing pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a copy of a Schedule 13G reporting the holdings of Brass Eagle Inc.s
Common Stock of Charter Oak Partners. No fee is required to be filed in connection with this schedule. A manually executed signature page has been executed prior to the time of this electronic filing and will be retained by Charter Oak Partners for five years.

     Please contact Paul Benham at (501) 370-1517 should you have any questions with regard to this filing.

                              Very truly yours,



                              Paul B. Benham III
                              Friday, Eldredge & Clark
                              400 W. Capitol, Suite 2000
                              Little Rock, AR  72201
                              (501) 370-1517
PBB/bb
Enclosure
cc:  NASDAQ Stock Market (w/encl. - 3)
     Market Listing Qualifications
     1735 K Street, N.W.
     Washington, D.C. 20006-1500

     Brian Hanna(w/enc.)
     Brass Eagle Inc.












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